September 7, 2007

Mr. Russell Mancuso

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

Re:	SCI Engineered Materials, Inc. File No. 333-131605

Dear Mr. Mancuso:

SCI Engineered Materials, Inc. (formerly Superconductive Components, Inc.) (the “Company”) hereby acknowledges that:

a.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the SB-2 Registration Filing of the Company, as amended, (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

b.	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Filing; and

c.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gerald S. Blaskie
Gerald S. Blaskie
Vice-President and Chief Financial Officer